UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

Commission File Number:  0-30628


                                  ALVARION LTD.
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                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


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The following are included in this report on Form 6-K:

                                                         Sequential
      Exhibit              Description                   Page Number
      -------              -----------                   -----------

       1.         Press release, dated April 21, 2004            3




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                                                                       EXHIBIT 1

Contacts
Dafna Gruber, CFO             Carmen Deville
+972 3 645 6252               +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
-------------------------     ---------------------------


                                                           FOR IMMEDIATE RELEASE




      ALVARION TO SUPPLY WIRELESS VOICE AND DATA SOLUTION TO BOLIVIAN PHONE
                 COOPERATIVE UNDER A $7 MILLION FRAME AGREEMENT



         Alvarion's eMGW(TM) solution to enhance COTAS' service offering


Tel-Aviv, Israel, April 21, 2004 - Alvarion Ltd. (NASDAQ: ALVR), the leading provider of wireless broadband solutions worldwide, today announced that Cooperativa de Telecommunicaciones Santa Cruz Ltda. (COTAS), the second largest phone cooperative in Bolivia, has signed a $7 million frame agreement to deploy Alvarion's eMGW broadband wireless access solution.

As a replacement for its current outdated WLL system, Alvarion's 3.8 GHz product will allow COTAS to provide enhanced voice and Internet access to its customers in the greater Santa Cruz area beginning in the third quarter. The Santa Cruz deployment, for which Alvarion has already received a $3.6 million purchase order, represents the first phase of COTAS deploying broadband wireless to service customers throughout its service territory.

Hans Lohner Paz, CEO of COTAS, said, "By choosing Alvarion and its eMGW product for our wireless network solution, we will now be able to reach many new customers in suburban and rural Santa Cruz with not only traditional toll-quality voice services, but also with Internet and data as well. This demonstrates COTAS' commitment to offer the latest in technology to improve service to our customers."

Alvarion's eMGW solution was selected after an extensive review of suppliers from all over the world. The eMGW provides fast Internet access, corporate access and carrier-class telephony in a single system and its modular and scalable configuration enables incremental growth based on customer demand and a fast return on investment.



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Operating in a wide range of frequencies (800MHz - 5.7GHz), the MGW/eMGW family of solutions have been successfully installed in mass markets in over 60 countries.

Zvi Slonimsky, chief executive officer of Alvarion, added, "COTAS is a progressive operator that is committed to improving its services. Alvarion was chosen from 18 competing companies to be COTAS' preferred wireless vendor. COTAS' deployment is yet another example of the important role that BWA plays in improving the telecommunications infrastructure by enabling high-speed data as well as voice."

About Cotas:
COTAS Ltda. (Cooperativa de Telecomunicaciones Santa Cruz Ltda.) is the second largest local phone cooperative in Bolivia. COTAS leads all other cooperatives in call volume and in revenues. It offers a wide range of telecommunications services such as Internet, ADSL, data transmission, pager services, long distance calls, public phones, cable TV and of course local calls. In Santa Cruz, COTAS is the leader in every service it provides. COTAS was founded in 1960 with 2400 lines. At this moment COTAS has 178,000 digital landlines.

About Alvarion
Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network. With over
1.5 million units deployed in 120 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots.

Having recently acquired InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution that supports a wide range of frequency bands, customer profiles and service types.

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.
Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web-sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or 760-517-3188


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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.



Date: April 21, 2004                By: /s/  Dafna Gruber
                                       -------------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer



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